Exhibit 99.2

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	1

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars and shares in thousands)

UNAUDITED

	As of
	March 31, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$46,016	$33,213
Restricted cash	36,805	26,338
Investments in financial assets	16,904	16,731
Trade receivables	25,185	20,170
Short-term financing receivables, net	9,008	6,231
Other current assets	2,786	3,081
TOTAL CURRENT ASSETS	$136,704	$105,764
Intangible assets, net	3,812	4,157
Goodwill	8,993	8,993
Property and equipment, net	2,451	2,455
Investment in equity securities	2,250	2,250
Long-term financing receivables, net	1,767	2,311
Deferred tax asset	931	931
TOTAL ASSETS	$156,908	$126,861

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	931	1,161
Accrued liabilities	48,993	38,205
Customer deposits	36,805	26,338
Other payables	4,589	9,562
TOTAL CURRENT LIABILITIES	$91,318	$75,266
Deferred tax liability	10	10
TOTAL LIABILITIES	$91,328	$75,276

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, no par value, unlimited Common Shares authorized, 213,498 Shares issued and outstanding at March 31, 2026; and 210,478 Shares issued and outstanding at December 31, 2025	-	-
Additional paid-in capital	181,262	164,208
Accumulated deficit	(116,272)	(112,851)
Accumulated other comprehensive income	701	318
EQUITY ATTRIBUTABLE TO OWNERS	$65,691	$51,675
Non-controlling interests	(111)	(90)
TOTAL EQUITY	$65,580	$51,585
TOTAL LIABILITIES AND EQUITY	$156,908	$126,861

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	2

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars and shares in thousands, except per share amounts)

UNAUDITED

	Three Months Ended March 31,
	2026	2025
Revenues	$465,551	$353,981
Cost of Sales	423,396	320,045
Gross Profit	42,155	33,936

General and administrative expenses	19,004	17,516
Marketing expenses	21,132	17,697
Research and development expenses	5,147	3,932
Acquisition costs	312	—
Operating Expenses	45,595	39,145
Operating Loss	(3,440)	(5,209)

Other income, net	112	122
Finance expenses, net	(86)	(34)
Loss Before Tax	(3,414)	(5,121)
Tax Expense	44	—
Net Loss	$(3,458)	$(5,121)
Net loss attributable to non-controlling interests	(37)	(154)
Net Loss Attributable to the Owners of the Company	$(3,421)	$(4,967)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investments in financial assets	74	12
Foreign currency translation adjustment	309	(121)
Total Comprehensive Loss Attributable to Owners of the Company	$(3,038)	$(5,076)
Total Comprehensive Loss Attributable to Non-Controlling Interest	(37)	(154)
Total Comprehensive Loss	$(3,075)	$(5,230)
Loss per share
Basic loss per share	$(0.02)	$(0.02)
Diluted loss per share	$(0.02)	$(0.02)
Weighted-average shares, basic and diluted	223,688	204,382

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	3

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands)

UNAUDITED

	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non- Controlling Interests	Total Equity
Balance at, January 1, 2026	$164,208	$(112,851)	$318	$—	$51,675	$(90)	$51,585
Total net loss	-	(3,421)	-	-	(3,421)	(37)	(3,458)
Total other comprehensive income	-	-	383	-	383	-	383
Contributions from non-controlling interests	-	-	-	-	-	16	16
Exercise of stock options	53	-	-	-	53	-	53
Equity-settled stock-based payment	17,001	-	-	-	17,001	-	17,001
Balance at, March 31, 2026	$181,262	$(116,272)	$701	$-	$65,691	$(111)	$65,580

Balance at, January 1, 2025	$138,639	$(104,746)	$708	$(2,455)	$32,146	$(3)	$32,143
Total net loss	-	(4,967)	-	-	(4,967)	(154)	(5,121)
Total other comprehensive loss	-	-	(109)	-	(109)	-	(109)
Distributions to non-controlling interests	-	-	-	-	-	(76)	(76)
Repurchase of common shares	-	-	-	(6,122)	(6,122)	-	(6,122)
Release of treasury stock	(7,986)	-	-	7,986	-	-	-
Exercise of stock options	310	-	-	-	310	-	310
Shares withheld for taxes	(1,213)	-	-	-	(1,213)	-	(1,213)
Equity-settled stock-based payment	12,707	-	-	-	12,707	-	12,707
Balance at, March 31, 2025	$142,457	$(109,713)	$599	$(591)	$32,752	$(233)	$32,519

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	4

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

UNAUDITED

	Three Months Ended March 31,
	2026	2025
OPERATING ACTIVITIES
Net Loss	$(3,458)	$(5,121)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	575	379
Equity-settled stock-based payment	17,001	12,707
Impairment of intangible assets	12	-
Finance income (expenses)	51	(149)
Changes in operating assets and liabilities:
Trade receivables	(5,015)	(2,555)
Financing receivables, net	(2,233)	(2,969)
Other current assets	295	175
Accounts payable	(230)	(447)
Accrued liabilities	10,788	7,633
Customer deposits	10,467	6,170
Other payables	(4,973)	127
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,280	15,950

INVESTING ACTIVITIES
Purchase of property and equipment	(238)	(285)
Purchase of financial assets	(5,414)	(1,350)
Proceeds from sale of financial assets	5,315	257
NET CASH USED IN INVESTING ACTIVITIES	(337)	(1,378)

FINANCING ACTIVITIES
Repurchase of common shares	-	(6,122)
Payment of employee taxes on certain stock-based arrangements	-	(1,213)
Proceeds from exercise of stock options	53	310
Contributions from (distributions to) non-controlling interest	16	(76)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	69	(7,101)

Net change in cash, cash equivalents and restricted cash	23,012	7,471
Cash, cash equivalents and restricted cash, beginning of period	59,551	47,465
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	258	29
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$82,821	$54,965

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	5

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

1.	NATURE OF BUSINESS

The Real Brokerage Inc. (“Real” or the “Company”) is a growing real estate technology company that operates across all 50 U.S. states, the District of Columbia, and five Canadian provinces. As a licensed real estate brokerage, the Company’s revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. Real operates as a fully digital brokerage and offers ancillary services such as mortgage broker, title and escrow services, and financial technology and lending products.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently to all periods presented.

A.	Basis of preparation

The interim condensed consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

The financial information as of December 31, 2025 that is included in this quarterly report is derived from the audited Consolidated Financial Statements and notes for the year ended December 31, 2025. Such financial information should be read in conjunction with the notes of the Consolidated Financial Statements included in our annual report.

All dollar amounts are in U.S. dollars unless otherwise stated.

B.	Basis of Consolidation

The interim condensed consolidated financial statements incorporate the financial statements of the Company, its wholly-owned subsidiaries and entities in which we have a controlling interest in. Intercompany transactions and balances are eliminated upon consolidation.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries’ accounting policies are in line with the Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated upon consolidation.

C.	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to legal contingencies, income taxes, revenue recognition, stock-based compensation, intangible assets, goodwill and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	6

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

D.	Cash and Cash Equivalents and Restricted Cash

The following table (in thousands) provides a reconciliation of cash, cash equivalents, and restricted cash further reported within the interim condensed consolidated balance sheets that sum to the total of the same amounts shown on the interim condensed consolidated statements of cash flows.

	As of
	March 31, 2026	March 31, 2025
Cash and cash equivalents	$46,016	$24,706
Restricted cash	36,805	30,259
Total cash, cash equivalents, and restricted cash, ending balance	$82,821	$54,965

E.	Income Taxes

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

F.	Accounting Policy Developments

Recently Adopted Accounting Pronouncement

The FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which introduces an optional practical expedient for all entities in developing reasonable and supportable forecasts when estimating expected credit losses. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company adopted the practical expedient in ASU 2025-05 during the three months ended March 31, 2026, and there was no impact on the Company’s interim condensed consolidated financial statements.

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“DISE” or “ASU 2024-03”) which requires enhanced disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the functional expense captions presented on the face of the income statement as well as disclosures about selling expenses. DISE will be effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) (“ASU 2025-06”), which amends the requirements for the capitalization of internal-use software. ASU 2025-06 is effective for annual periods beginning after December 15, 2027. The Company is currently evaluating the impact ASU 2025-06 will have on its consolidated financial statements and related disclosures.

3.	REVENUE

In the following table, Revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	Three Months Ended March 31,
	2026	2025
Main revenue streams
Brokerage Commissions	$462,562	$351,749
Title	1,259	1,030
Mortgage Broker Income	1,294	1,076
Wallet	436	126
Total Revenue	$465,551	$353,981

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	7

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

4.	EXPENSES BY NATURE

The following table presents cost of sales and a breakdown of operating expenses (in thousands):

	Three Months Ended March 31,
	2026	2025
Cost of Sales	$423,396	$320,045

Operating Expenses
General and Administrative Expenses	19,004	17,516
Salaries and Benefits	10,024	9,702
Stock-Based Compensation for Employees	2,720	1,305
Administrative Expenses	737	892
Professional Fees	3,808	4,193
Depreciation and Amortization Expense	575	379
Other	1,140	1,045
Marketing Expenses	21,132	17,697
Salaries and Benefits	469	390
Stock-Based Compensation for Employees	14	40
Stock-Based Compensation for Agents	4,371	3,115
Revenue Share	15,688	12,504
Other	590	1,648
Research and Development Expenses	5,147	3,932
Salaries and Benefits	2,927	2,394
Stock-Based Compensation for Employees	293	305
Software, Cloud, & Tools	1,902	1,107
Other	25	126
Acquisition Costs	312	-
Total Operating Expenses	$45,595	$39,145
Total Cost of Sales and Operating Expenses	$468,991	$359,190

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	8

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

5.	OPERATING SEGMENTS DISCLOSURES

The Company identifies an operating segment as a component of the business that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) has discrete financial information available, and (iii) is regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and allocate resources.

Segment information is prepared on the same basis used by the CODM, who is the Company’s Chief Executive Officer, to manage the business and make decisions regarding allocating resources and performance evaluation. Based on this assessment, the Company has identified the following operating segments:

●	North American Brokerage - generates revenue by processing real estate transactions, which entitles the Company to earn commissions.

●	One Real Title - generates revenue by offering title insurance and closing services for residential and commercial transactions.

●	One Real Mortgage - generates revenue from origination fees earned in connection with facilitating mortgage transactions between borrowers and lenders.

●	Real Wallet - generates revenue from interchange fees on Company-branded debit cards, interest income on certain deposit accounts, and interest income and various fees associated with credit lines.

Once operating segments are identified, the Company evaluates each segment using both quantitative and qualitative analysis, including current and historical revenue and profitability for each operating segment, to determine whether the segments have similar operating characteristics and whether they meet the criteria for separate disclosure under ASC 280.

Based on this evaluation, the Company has determined that it operates as three reportable segments - North American Brokerage, One Real Title and One Real Mortgage, each of which meets the quantitative thresholds for separate disclosure under ASC 280-10-50-12 and which collectively comprise more than 90% of the Company’s total revenue and income (loss) from operations. Real Wallet does not meet any of the quantitative thresholds for separate disclosure under ASC 280 and is therefore included within “Other Segments”. Prior period segment information has been recast to reflect the change in the number of reportable segments and allocate revenue, cost of sales and operating expenses between the various segments.

The CODM evaluates segment performance using revenue, gross profit and operating income (loss). These metrics are used to assess performance, identify trends affecting the segments, develop forecasts and make strategic operating decisions. All segments follow the same basis of presentation and accounting policies as those described throughout the notes to the interim condensed consolidated financial statements and as included herein.

	For the Three Months Ended March 31, 2026
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Revenues	$462,562	$1,259	$1,294	$436	$465,551
Cost of sales	422,295	182	806	113	423,396
Gross Profit	$40,267	$1,077	$488	$323	$42,155

Operating Expenses(1)(2)	42,180	1,855	948	612	45,595
Operating Loss	$(1,913)	$(778)	$(460)	$(289)	$(3,440)

Reconciliation of loss (segment loss)
Other income, net					112
Finance expense, net					(86)
Loss Before Tax					$(3,414)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Acquisition costs.

[2]	Operating expenses includes Revenue share expense of approximately $15,688 thousand and is recorded in the North American Brokerage segment.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	9

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

	For the Three Months Ended March 31, 2025
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Revenues	$351,749	$1,030	$1,076	$126	$353,981
Cost of sales	319,249	167	577	52	320,045
Gross Profit	$32,500	$863	$499	$74	$33,936

Operating Expenses(1)(2)	35,401	2,288	1,302	154	39,145
Operating Loss	$(2,901)	$(1,425)	$(803)	$(80)	$(5,209)

Reconciliation of profit or loss (segment profit/loss)
Other income, net					122
Finance expenses, net					(34)
Loss Before Tax					$(5,121)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.

[2]	Operating expenses includes Revenue share expense of approximately $12,504 thousand and is recorded in the North American Brokerage segment.

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales for the periods ended March 31, 2026 and March 31, 2025.

Segment assets and liabilities are not regularly provided to the Chief Operating Decision Maker and, accordingly, are not disclosed.

Depreciation and Amortization (in thousands):

	Three Months Ended March 31,
	2026	2025
North American Brokerage	$381	$184
One Real Title	168	168
One Real Mortgage	26	27
Total	$575	$379

The amount of revenue from external customers, by geography, is shown in the table below (in thousands):

	Three Months Ended March 31,
	2026	2025
United States	$428,142	$320,492
Canada	37,409	33,489
Total revenue by region	$465,551	$353,981

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	10

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

6.	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding (“Common Shares”) outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of Common Shares outstanding, adjusted for the effect of potentially dilutive securities. For the periods presented, the Company incurred a net loss; accordingly, all potentially dilutive securities were anti-dilutive and have been excluded from the calculation of diluted loss per share. As a result, basic and diluted loss per share are the same.

For periods with net income, the Company applies the treasury stock method to calculate the potential dilutive effect of unvested RSUs and unexercised stock options in periods in which the Company reports net income. The Company does not pay dividends or have participating securities outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	Three Months Ended March 31,
	2026	2025
Weighted-average number of Common Shares - basic and diluted	223,688	204,382
Loss per share
Basic and diluted loss per share	$(0.02)	$(0.02)
Diluted loss per share	$(0.02)	$(0.02)

The following potential ordinary shares (in thousands) are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	Three Months Ended March 31,
	2026	2025
Options	10,360	14,501
RSU	22,053	25,497
Total	32,413	39,998

7.	STOCK-BASED PAYMENT ARRANGEMENTS

A.	Description of stock-based payment arrangements

Stock option plan (equity-settled)

The Company maintains equity-settled stock-based compensation plans under which stock options, restricted stock units, and other stock-based awards may be granted to directors, officers, employees, agents, and other service providers, including independent contractors, of the Company.

On August 20, 2020, the Company established an amended and restated stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to purchase shares in the Company. Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On August 20, 2020, the Company established a Restricted Share Unit Plan (the “RSU Plan”), which provides for the issuance of RSUs to participants.

On February 26, 2022, the Company established an omnibus incentive plan (the “Omnibus Incentive Plan”), which was approved by shareholders on June 13, 2022. The Omnibus Incentive Plan provides for the issuance of RSUs and stock options, subject to an overall limit of up to 20% of the issued and outstanding Common Shares as of the applicable award date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	11

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

On July 13, 2022, the Company adopted an amended and restated omnibus incentive plan (the “A&R Plan”), which was approved by shareholders on June 9, 2023. Under the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding options at any time was limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. The A&R Plan also authorized the issuance of up to 70,000,000 RSUs. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

On April 14, 2025, the Company adopted the 2025 Stock Incentive Plan (the “2025 Plan”), which was approved by shareholders on May 30, 2025. The 2025 Plan authorizes the issuance of up to 50,000,000 Common Shares for stock-based compensation awards, and other stock-based awards. As of March 31, 2026, 29,648,159 shares remain available for issuance under the 2025 plan.

The Company has adopted a series of security-based incentive plans over time, with each new plan superseding the prior plan for purposes of future grants. Accordingly, no further awards may be granted under the RSU Plan, the Stock Option Plan, the Omnibus Incentive Plan or the A&R Plan following the adoption of the applicable successor plan. Notwithstanding the foregoing, each such plan continues to govern previously granted awards thereunder.

B.	Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes option pricing model. The Black-Scholes model requires management to make certain assumptions, including the expected life of the stock options, expected volatility, and risk-free interest rate. Service and non-market performance conditions attached to the awards are not considered in measuring fair value. The assumptions used to estimate the fair value of stock options granted during the periods ended March 31, 2026 and March 31, 2025, were as follows:

	As of
	March 31, 2026	March 31, 2025
Share price	$—	$5.10
Expected volatility (weighted-average)	—%	60%
Expected life (weighted-average)	0 years	2.46 years
Expected dividends	—%	—%
Risk-free interest rate (based on U.S. government bonds)	—%	4.45%
Weighted-average grant date fair value	$—	$5.10

There were no stock options granted for the three months ended March 31, 2026.

Expected volatility has been based on an evaluation of historical volatility of the Company’s share price.

C.	Reconciliation of outstanding stock options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	As of
	March 31, 2026		March 31, 2025
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	10,704	$1.32	14,991	$1.09
Granted	—	—	15	5.10
Forfeited/ Expired	(189)	0.13	(19)	0.92
Exercised	(155)	0.67	(486)	0.69
Outstanding at end of period	10,360	$1.34	14,501	$1.11
Exercisable at end of period	8,968	$1.29	11,729	$0.99

The Options outstanding as of March 31, 2026 had a weighted average exercise price of $1.34 (March 31, 2025: $1.11) and a weighted-average remaining contractual life of 5.8 years (March 31, 2025: 6.4 years).

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	12

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

D.	Restricted share units

The Company grants restricted share units to agents, employees, and other service providers under its stock-based payment arrangements. Each RSU entitles the holder to receive one Common Share upon vesting and may be settled in Common Shares or, at the Company’s discretion, in cash. RSUs are historically and expected to be equity-settled and therefore classified as equity awards.

RSUs are subject to service-based vesting conditions and, in certain cases, performance-based vesting conditions. Stock-based compensation expense for RSUs is recognized over the applicable vesting period based on the grant-date fair value of the award and the estimated number of RSUs expected to vest, with a corresponding increase to additional paid-in capital. RSUs that do not vest are forfeited.

Agent RSUs

The Company grants RSUs to agents through multiple stock-based payment arrangements that are designed to support agent retention, production, and engagement. Agent RSUs are subject to service-based vesting conditions and are forfeited if the applicable vesting conditions are not satisfied. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based on the grant-date fair value of the award and the estimated number of RSUs expected to vest, with a corresponding increase in additional paid-in capital.

Agent Purchase Program RSUs

Under the Company’s agent stock purchase program, (“Agent Purchase Program”), agents may acquire RSUs using a portion of their commissions that is withheld by the Company. RSUs acquired under this program are not subject to forfeiture and are settled after a year from the date of grant. Stock-based compensation expense related to these RSUs is recognized in the period in which the RSUs are granted and is classified within cost of sales, with a corresponding increase to equity.

Bonus RSUs Related to the Agent Purchase Program RSUs

As an incentive to participate in the Agent Purchase Program and remain with the Company following the purchase, the Company grants incentive-based RSUs (“Bonus RSUs”). Bonus RSUs vest one year from the grant date and are subject to forfeiture if the applicable service conditions are not satisfied. The number of Bonus RSUs granted is determined as a percentage of commissions withheld under the Agent Purchase Program, with the applicable percentage dependent on whether the agent has reached their contractual commission cap. Stock-based compensation expense related to Bonus RSUs is recognized over the vesting period and is classified within marketing expense.

Production- and Service-Based Agent RSUs

The Company also grants RSUs to agents in connection with achieving specified production milestones, attracting and retaining productive agents, and making defined contributions to the Company’s agent community. These awards include, among others, production-based Elite awards, capping awards, attracting awards, and cultural or service-based awards. Such RSUs generally vest over a period of up to three years and are subject to forfeiture if vesting conditions are not met. Stock-based compensation expense related to these awards is recognized over the vesting period and is classified within marketing expense.

Employee RSUs

RSUs granted to full-time employees (“FTEs”) are generally subject to service-based vesting conditions and typically vest over a four-year period. Stock-based compensation expense related to employee RSUs is recognized over the vesting period and is classified within general and administrative, research and development, or marketing expense based on the employee’s functional department.

Performance-Based RSUs

The Company also grants performance-based RSUs that vest upon the achievement of specified performance conditions. Stock-based compensation expense for performance-based RSUs is recognized over the vesting period based on the grant date fair value of the award and the number of awards expected to vest, which is reassessed at each reporting period based on the probability that the performance conditions will be achieved. If it is determined that the performance conditions will not be met, previously recognized compensation expense is reversed. As of March 31, 2026, there are 0.8 million performance-based RSUs outstanding and the Company does not believe the performance conditions for these shares will be met at December 31, 2026.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	13

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

RSU Activity

The following table illustrates the Company’s stock activity (in thousands of units) for the RSUs under its equity plan. Once fully vested, awards are either settled in stock or the equivalent cash value, as determined at the Company’s discretion. RSUs are historically and expected to be equity-settled and therefore are classified as equity awards.

Restricted Share Units
Balance at, December 31, 2024	24,619
Granted	20,022
Vested and Issued	(13,110)
Forfeited	(4,139)
Balance at, December 31, 2025	27,392
Granted	9,064
Vested and Issued	(2,972)
Forfeited	(273)
Balance at, March 31, 2026	33,211

Stock-Based Compensation Expense

The following tables provide a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the interim condensed consolidated statements of comprehensive loss.

	For the Three Months Ended
	March 31, 2026			March 31, 2025
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$—	$9,603	$9,603	$—	$7,942	$7,942
Marketing Expenses – Agent Stock-Based Compensation	44	4,327	4,371	69	3,046	3,115
Marketing Expenses – FTE Stock-Based Compensation	-	14	14	-	40	40
Research and Development – FTE Stock-Based Compensation	-	293	293	1	304	305
General and Administrative – FTE Stock-Based Compensation	107	2,613	2,720	253	1,052	1,305
Total Stock-Based Compensation	$151	$16,850	$17,001	$323	$12,384	$12,707

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	14

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

8.	INVESTMENTS

Available-for-Sale Securities at Fair Value

The Company’s investments in financial assets consist primarily of available-for-sale (“AFS”) debt securities, which are recorded at fair value and included in investments on the interim condensed consolidated balance sheets. These investments primarily consist of fixed income securities issued by U.S. government agencies, local municipalities, and certain corporate entities.

The following table provides a breakdown of the Company’s investments in financial assets, measured at fair value, as of March 31, 2026 and December 31, 2025 (in thousands):

Description	Cost or Amortized Cost December 31, 2025	Cost or Amortized Cost March 31, 2026	Estimated Fair Value December 31, 2025	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains	Estimated Fair Value March 31, 2026
Fixed Income	$16,840	$16,731	$16,628	$42	$61	$74	$16,805
Investment Certificate	103	99	103	(4)	-	-	99
Total	$16,943	$16,830	$16,731	$38	$61	$74	$16,904

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Interest income and dividends earned on AFS debt securities are recognized in interest and dividend income. Unrealized gains and losses resulting from changes in fair value are recorded in other comprehensive income (loss) and are excluded from earnings unless realized or determined to be credit-related.

Equity Investment

On June 30, 2025, the Company acquired a 2.3% minority equity interest in Flyhomes, Inc. (“Flyhomes”), a real estate technology company for total consideration of $2.25 million, through the purchase of preferred shares.

Because the investment does not have a readily determinable fair value, the Company accounts for the investment under the measurement alternative in ASC 321, accounting for investment at cost, less any impairment and adjusted for observable price changes in orderly transactions for the identical or a similar investment.

As of March 31, 2026, the Company had not identified any impairment or observable price changes related to the Flyhomes investment. The investment is classified as an investment in equity securities in the interim condensed consolidated balance sheets.

9.	PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in thousands):

	As of
	March 31, 2026	December 31, 2025
Computer hardware and software	$4,339	$4,137
Furniture, fixture, and equipment	62	42
Total property and equipment	4,401	4,179
Less: accumulated depreciation	(1,950)	(1,724)
Property and equipment, net	$2,451	$2,455

For the three months ended March 31, 2026 and March 31, 2025, depreciation expense was $242 thousand and $156 thousand, respectively.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	15

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

10.	INTANGIBLE ASSETS

The Company’s intangible assets are finite lived and consist primarily of customer relationships and acquired technology, which are amortized on a straight-line basis over their estimated useful lives of 5 years. The company also holds indefinite-lived trademarks, which are not amortized. As of March 31, 2026, the carrying amount of indefinite-lived trademarks was $13 thousand.

On July 1, 2025, pursuant to the terms of an asset purchase agreement dated the same day, between the Company and Flyhomes, the Company acquired the AI-powered consumer home search portal and related technology assets of Flyhomes for an aggregate purchase price of $2.75 million, with the consideration paid in cash. The transaction was accounted for as an asset acquisition in accordance with ASC 805. The acquired technology is included within acquired technology intangible assets and is amortized on a straight-line basis over an estimated useful life of 5 years.

Reconciliation of Carrying Amounts (in thousands):

	December 31, 2024	Additions	December 31, 2025	Additions	Impairment	March 31, 2026
Cost
Indefinite-lived trademarks	$25	$—	$25	$—	$(12)	$13
Acquired Technology	1,168	2,750	3,918	—	—	3,918
Customer Relationships	2,839	—	2,839	—	—	2,839
Other	456	—	456	—	—	456
Total	$4,488	$2,750	$7,238	$—	$(12)	$7,226

Accumulated Amortization
Acquired Technology	$632	$509	$1,141	$168	$—	$1,309
Customer Relationships	1,136	567	1,703	142	—	1,845
Other	145	92	237	23	—	260
Total	$1,913	$1,168	$3,081	$333	$—	$3,414

Carrying Amounts	$2,575		$4,157			$3,812

The Company recorded amortization expense of $333 thousand and $223 thousand for the three months ended March 31, 2026 and March 31, 2025, respectively.

As of March 31, 2026, expected amortization (in thousands) related to intangible assets will be:

Expected Amortization
2026, excluding the three months ended March 31, 2026	$997
2027	1,330
2028	647
2029	550
2030 and thereafter	275
Total	$3,799

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	16

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

11.	GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination and is recorded in accordance with ASC 350.

The Company evaluates goodwill for impairment at the reporting unit level at least annually, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. The annual impairment assessment is performed as of the fourth quarter of each fiscal year.

In performing its impairment assessment, the Company first evaluates qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that it is more likely than not that impairment exists, the Company performs a quantitative impairment test. The fair value of each reporting unit is determined primarily using the income approach, which incorporates discounted cash flow analyses, with the market approach used as a corroborative reference.

No impairment was recorded for the three months ended March 31, 2026. The accumulated impairment loss of $723 thousand relates to charges recognized in prior periods.

The following table presents goodwill by reporting unit (in thousands):

	North American Brokerage	One Real Title	One Real Mortgage	Total
Balance at March 31, 2026	$602	$7,670	$721	$8,993

Accumulated Impairment Loss at March 31, 2026	$—	$723	$—	$723

12.	INCOME TAXES

The Company recorded income tax expense of $44 thousand for the period ended March 31, 2026, which represents an effective tax rate of (1.29)%. No income tax expense was recorded for the period ended March 31, 2025. The effective tax rate for the period ended March 31, 2026 and 2025, differs from the statutory rate primarily due to changes in valuation allowance and the mix of earnings and losses in the jurisdictions the Company operates.

13.	CAPITAL AND RESERVES

Common Shares

On May 14, 2024, the Company renewed its normal course issuer bid (“NCIB”) pursuant to which it was authorized to purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. The NCIB terminated May 28, 2025.

During the term of the NCIB, the Company acquired Common Shares primarily to satisfy obligations under its stock-based compensation plans, including the settlement of restricted share units.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	17

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

On May 30, 2025, the Company announced a new share repurchase authorization, pursuant to which it may repurchase up to the lesser of 35 million shares, or $150 million in value. Repurchases may be made from time to time at prevailing market prices, subject to applicable Canadian securities laws. The program does not have a fixed expiration date and may be suspended or discontinued at any time. The program does not obligate the company to acquire any specific number of Common Shares. From May 30, 2025 through March 31, 2026, the Company has repurchased 7.1 million Common Shares in aggregate under the share repurchase authorization for $30.4 million.

All Common Shares rank equally with regards to the Company’s residual assets. The following table presents the change in issued Common Shares for the periods presented (in thousands):

	As of
	March 31, 2026	December 31, 2025
Common Shares Issued, Beginning Balance	210,478	202,941
Stock Options Exercised	155	4,390
Release of Restricted Stock Units	2,865	10,716
Retirement of Shares	—	(7,569)
Common Shares Issued, Ending Balance	213,498	210,478

Treasury Stock

Treasury stock represents Common Shares repurchased by the Company and is recognized at cost as a reduction of shareholder’s equity. Treasury stock is subsequently reissued in connection with stock-based compensation awards or retired.

As of March 31, 2026 the Company did not hold any treasury stock.

14.	FINANCIAL INSTRUMENTS – FAIR VALUE

Items measured at fair value (in thousands):

	As of
	March 31, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	$16,904	$—	$—	$16,904	$16,731	$—	$—	$16,731
Total Financial Assets Measured at Fair Value (FV)	$16,904	$—	$—	$16,904	$16,731	$—	$—	$16,731

During the periods ended March 31, 2026, and December 31, 2025, there have been no transfers between Level 1, Level 2 and Level 3.

As of March 31, 2026 and December 31, 2025, the Company’s carrying amounts of financial instruments, including cash and cash equivalent, restricted cash, trade receivables, financing receivables, accounts payable, and accrued liabilities approximate their fair value due to their short-term maturities.

15.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in claims, litigation or regulatory inquiries that arise in the ordinary course of business. Such matters could result in legal costs and the diversion of management’s attention and resources. Except as identified with respect to the matters below, the Company does not believe that the outcome of any individual pending legal or regulatory matter to which it is a party will have a material adverse effect on its results of operations, financial condition, cash flows or overall business in each case, taken as a whole.

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters. Any settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

Umpa v. The National Association of Realtors, et al.

In October 2023, a jury found that the National Association of Realtors (“NAR”) and several brokerage agencies had violated the antitrust laws by artificially inflating commissions through, among other things, the practice of having sellers pay both the sellers’ agents’ and the buyers’ agents’ commissions. The Company was not a party to that litigation. In March 2024, NAR announced a settlement agreement that would resolve litigation of claims brought on behalf of home sellers related to broker commissions. Pursuant to the settlement, which is subject to court approval, NAR agreed to put in place a new Multiple Listing Service (“MLS”) rule prohibiting offers of broker compensation on any MLS. In Nosalek, a prior similar case that has since been resolved, the U.S. Department of Justice Antitrust Division (the “DOJ”) submitted a Statement of Interest objecting that the proposed settlement did not do enough to address alleged anticompetitive practices and that the settlement should prohibit sellers from making commission offers to buyer’s brokers at all. While the DOJ withdrew its objection to the settlement in Nosalek, if the DOJ were to take action in the future to prohibit sellers from making commission offers to buyer’s brokers, it could reduce commissions to real estate agents in transactions, and could have an adverse effect on our results of operations. A similar complaint has been filed in Canada. In addition, a few complaints have been filed in U.S. courts alleging that buyers paid increased home prices as a result of the practice of sellers paying both the sellers’ agents’ and the buyers’ agents’ commissions.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	18

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Umpa Class Action”). The Umpa Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, in Q1 2024, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following the appeals process if the appellants are unsuccessful. Certain objectors filed notice of appeal, and the appeal is pending. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

Cwynar v. The Real Brokerage Inc.

On June 28, 2025, the Company was named as a defendant along with other brokerages in a putative class action lawsuit, captioned Cwynar v. The Real Brokerage Inc., et al., which was filed in the United States District Court Northern District of Illinois Eastern Division (the “Cwynar Class Action”). The Cwynar Class Action alleges that the defendants entered into a continuing contract, combination, or conspiracy to unreasonably restrain interstate trade and commerce in violation of Section 1 of the Sherman Act and the Illinois Antitrust Act and made misrepresentations as to the payment of brokerage commissions in violation of the Illinois Consumer Fraud and Deceptive Business Practices Act, which increased prices of homes sold due to elevated broker commissions resulting in harm to homebuyers. On December 31, 2025, the Company entered into a settlement agreement to resolve the Cwynar Class Action on a nationwide basis. Pursuant to the terms of the settlement agreement, the Company will pay $750,000 into a qualified settlement fund following the court’s preliminary approval of the settlement agreement. This settlement conclusively addresses all claims asserted against the Company in the Cwynar Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. The settlement agreement received preliminary approval by the court in March 2026. The settlement agreement is pending final court approval, and would take effect following the successful resolution of any appeals process, if any. The Company does not foresee the settlement terms having a material impact on its future operations.

Zillow v. Taylor, et al.

On December 29, 2025, the Company was named as a defendant along with Zillow Inc. and other brokerages in a putative class action lawsuit, captioned Zillow v. Taylor, et al., which was filed in the United States District Court Western District of Washington at Seattle (the “Taylor Class Action”). The Taylor Class Action alleges that the defendants entered into a continuing contract, combination, or conspiracy to fraudulently induce prospective home buyers into using agents referred by Zillow through their Zillow Flex program, and illegally steering buyers into using Zillow Home Loans, in violation of the Racketeer Influenced and Corrupt Organizations Act. The Taylor Class Action further alleges violations of the Real Estate Settlement Procedures Act, violations of the Washington Consumer Protection Act, and breach of, and aiding and abetting breach of, fiduciary duty. The Company is unable to predict the outcome of the Taylor Class Action or to reasonably estimate the possible loss or range of loss, if any, arising from the claim asserted therein. The ultimate resolution of the Taylor Class Action could have a material adverse effect on the Company’s financial position, results of operations, and cash flow.

16.       RELATED PARTY TRANSACTIONS

The Company makes certain payments to one of its directors for services provided in the director’s capacity as a real estate agent. Such payments include commissions, revenue sharing, and equity-based awards, which are recorded within cost of sales and marketing expenses. These transactions are conducted at arm’s-length terms and are immaterial to the Company.

17.       SUBSEQUENT EVENTS

Acquisition of RE/MAX Holdings, Inc.

On April 26, 2026, the Company entered into a definitive agreement to acquire RE/MAX Holdings, Inc (“RE/MAX Holdings”), the parent company of RE/MAX, LLC. Under the terms of the agreement, which has been approved by the boards of directors of both companies, the parties will form a new holding company called Real REMAX Group.

The transaction values each RE/MAX Holdings share at $13.80 based on the Company’s closing price on April 24, 2026. Under the terms of the agreement, RE/MAX Holdings shareholders will have the right to elect to receive 5.15 shares of Real REMAX Group or $13.80 in cash, subject to proration such that the aggregate cash proceeds to RE/MAX Holdings shareholders in the transaction will be no less than $60 million and no greater than $80 million. Real shareholders will receive 1 share of Real REMAX Group for each share of the Company. Following the closing of the transaction, the Company’s shareholders are expected to own approximately 59% of the combined company, and RE/MAX Holdings shareholders are expected to own approximately 41% on a fully diluted basis, assuming the midpoint of available cash consideration to RE/MAX Holdings shareholders.

The transaction is expected to close in the second half of 2026, subject to customary closing conditions, regulatory approvals, and approval by each company’s shareholders.

During the three months ended March 31, 2026, $0.3 million of expenses were incurred in connection with the signing of this agreement. These expenses consist of professional services, consulting and legal fees and are presented within the Acquisition costs line item within operating expenses in the interim condensed consolidated statements of comprehensive loss.

The Real Brokerage Inc.	Financial Statements | Three Months Ended March 31, 2026	19